[redacted]

SEC
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Section

FEB 2 6 2009

Washington, DC
105

SECU 09058692 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTFIELD INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1255 CORPORATE CENTER DRIVE, SUITE 216
(No. and Street)

MONTEREY PARK, CA 91754
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WARD T. NISHIDA (323) 264-2516
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

550 NORTH BRAND BOULEVARD, SUITE 525, GLENDALE, CA 91203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WARD T. NISHIDA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTFIELD INVESTMENT GROUP, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LILLY SOONG-LIN
Commission # 1778040
Notary Public - California
Los Angeles County
My Comm. Expires Oct 22, 2011

Ward T. Nishida

Signature

PRESIDENT

Title

Lilly Soong-Lin 2/25/09

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,

Westfield Investment Group, Inc.
Monterey Park, California

We have audited the accompanying statement of financial condition of Westfield Investment Group, Inc. as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westfield Investment Group, Inc. at December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lee, Sperling, Hisamune/Accountancy Corporation

Glendale, California

February 6, 2009

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

CURRENT ASSETS:	
Cash	$ 220,255
Cash segregated under federal and other regulations	50,655
Commissions receivable	3,878
Short-term investments - trading securities	92,567
Deferred tax assets	5,776
Total current assets	373,131
PROPERTY AND EQUIPMENT:	
Office furniture and equipment	29,500
Less accumulated depreciation	(28,433)
Total fixed assets	1,067
OTHER ASSETS:	
Deposit	2,076
	$ 376,274

LIABILITIES AND STOCKHOLDERS'EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 9,248
Payroll taxes payable	5,010
Income tax payable	647
Total current liabilities	14,905
STOCKHOLDERS' EQUITY:	
Common stock -- authorized 100,000 shares, 6,000 shares issued and outstanding	60,000
Retained earnings	301,369
	361,369
	$ 376,274

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$ 201,987
Interest and dividends	10,504
Unrealized loss on investments	(43,145)
Total revenues	169,346
OPERATING EXPENSES:	
Employee compensation and benefits	126,875
Communications	2,625
Occupancy	26,064
Other expenses	41,839
Total operating expenses	197,403
Loss before provision for income taxes	(28,057)
PROVISION FOR INCOME TAXES	(6,008)
Net loss	$ (22,049)

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid/in Capital	Retained Earnings	Total Stockholders' Equity
BALANCE, December 31, 2007	$ 60,000	$ -	$ 323,418	$ 383,418
NET LOSS	-	-	(22,049)	(22,049)
BALANCE, December 31, 2008	$ 60,000	$ -	$ 301,369	$ 361,369

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:	
Net loss	$ (22,049)
Adjustments to reconcile net loss to net cash provided by operating activities -	
Depreciation and amortization	3,131
Unrealized loss on investments	43,145
Deferred taxes	(8,790)
Changes in operating assets and liabilities --	
Commissions receivable	4,596
Accounts payable	279
Payroll taxes payable	(18,660)
Prepaid income taxes	345
Net cash provided by operating activities	1,997
INVESTING ACTIVITIES:	
Purchase of office equipment	(2,800)
Purchase of securities	(5,615)
Net cash used in investing activities	(8,415)
Net decrease in cash	(6,418)
CASH, beginning of year	277,328
Cash, end of year	$ 270,910
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income tax	$ 1,790

See accompanying notes to financial statements.

WESTFIELD INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Note 1 – Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Industry Authority (FINRA). The Company is a California Corporation.

Note 2 – Significant Accounting Policies

(a) Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory.

(b) Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

(c) Short-Term Investments and Fair Value Measurement

Short-term investments consist primarily of investment grade marketable securities, all of which are classified as trading. Trading securities are recorded at fair value with unrealized holding gains and losses included in net earnings. Realized gains and losses are accounted for on the specified identification method. Purchase and sales are recorded on a trade date basis.

The Company has determined the fair value of the trading securities through application of SFAS No. 157 – Fair Value Measurements. The trading securities are valued using "Level 1" inputs based on unadjusted quoted market prices within active markets.

(d) Amortization and Depreciation

Amortization and depreciation are provided using the straight-line method over five years.

(e) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (Continued)

(f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financials statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Income Taxes

The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Note 3 – Cash and Securities Segregated Under Federal and Other Regulations

Cash of $50,655 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 4 – Short-Term Investments

Short-term investments, which are carried at fair value based on quoted market prices, consist of $92,567 in mutual funds as of December 31, 2008. The net unrealized holding loss as of December 31, 2008 is $22,882. The change in net unrealized holding losses on trading securities included in earnings was $43,145.

Note 5 – Lease Obligation

The Company leases office space under a lease agreement that expires on July 31, 2009. As of December 31, 2008, future minimum annual payments under the lease is $14,533.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $334,753, which was $309,753 in excess of its required net capital of $25,000. The Company's net capital ratio was .04 to 1.

Note 7 – Income Taxes

The provision for income taxes included in the financial statements as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

	Current	Deferred	Total
Federal	$ 1,982	$(6,682)	$(4,700)
State	800	(2,108)	(1,308)
	$ 2,782	$(8,790)	$(6,008)

Note 7 – Income Taxes (Continued)

The major temporary differences that give rise to the deferred tax assets at December 31, 2008 are as follows:

Deferred tax asset -	
Net operating loss	$ 504
State tax deduction	120
Unrealized losses on investments	5,152
	$ 5,776

A reconciliation between taxes computed at the Federal rate and our effective tax follows:

Federal statutory rate	$(4,209)
State (net of Federal tax benefit)	(2,107)
Dividend received deduction	308
Effective tax	$(6,008)

The Company has loss carry forwards totaling $9,473 for state income tax purposes which expires in 2026.

Note 8 – Related Party Transactions

The Company has paid $5,945 for services rendered by a related party.

WESTFIELD INVESTMENT GROUP, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 361,369
Total stockholders' equity qualified for net capital	361,369
DEDUCTIONS AND/OR CHARGES:	
Commission receivable	3,812
Deferred tax asset	5,776
Deposits	2,076
Fixed asset, net	1,067
Net capital before haircuts on securities position	348,638
HAIRCUTS ON SECURITIES (COMPUTED WHERE APPLICABLE PURSUANT TO 15c3-1(f))	13,885
Net capital	$ 334,753

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 14,905
DEDUCT:	
Adjustment based on deposits in special reserve bank accounts (15c3-1(c) (1) (vii))	-
Total aggregate indebtedness	$ 14,905

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	$ 25,000
EXCESS NET CAPITAL	$ 309,753
RATIO:	
Aggregate indebtedness to net capital	.04 to 1

No material differences exist between the net capital computation and the corresponding Focus Part IIA Report.

WESTFIELD INVESTMENT GROUP, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE III

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2008

The Company is exempt from filing this Schedule under Rule 15c3-3 by Section 15c3-3(k)(2)(i).

SCHEDULE IV

RECONCILIATION UNDER RULE 17a-5 (d) (4) OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE

REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2008

This schedule is not applicable to this Company.

LEE, SPERLING, HISAMUNE/ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
550 NORTH BRAND BOULEVARD • SUITE 525 • GLENDALE, CALIFORNIA 91203
(818) 507-6645 • FAX (818) 507-7891

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

Westfield Investment Group, Inc.:
Monterey Park, California

In planning and performing our audit of the financial statements and supplemental schedules of Westfield Investment Group, Inc.(the Company) as of and for the year ended December 31, 20X8 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.
This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Industry Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lee, Sperling, Hisamune / Accountancy Corporation

Glendale, California

February 6, 2009

WESTFIELD INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

WITH INDEPENDENT AUDITORS' REPORT